Exhibit 99.1

NASDAQ: ZKIN

ZK INTERNATIONAL GROUP CO., LTD., UPDATES

SHAREHOLDERS ON MISSION STATEMENT AND
COMMITMENT TO BEST PRACTICES

WENZHOU, CHINA – September 25, 2017 – ZK International Group Co., Ltd. (NASDAQ: ZKIN)  (“ZKIN” or the “Company”), a designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products for projects that require sophisticated water or gas pipeline systems, is pleased to provide a corporate update and outlook for shareholders, business partners, clients and potential clients, upon closing of its initial public offering and listing on The NASDAQ Capital Market. The Company has ISO9001, ISO1401, and Global Manufacturing Certifications and has supplied stainless steel pipelines for over 2,000 projects including the Beijing National Airport, the “Water Cube” and “Bird’s Nest”, which were venues for the 2008 Beijing Olympics.

Jiancong Huang, ZK International's Chief Executive Officer, stated, “We have successfully completed the closing of our IPO, as well as listing on the NASDAQ under the symbol ZKIN. As a newly public company, it is important for us to communicate to our shareholders our mission and commitment to best practices as we continue to be a leader in the manufacturing and engineering of stainless steel and carbon piping through the highest quality and sustainability. Additionally, as a result of our public company transaction, ZK is now strategically able to invest in several growth opportunities. These opportunities include entering into new markets with a more robust sales and marketing strategy as well as investing in a more efficient manufacturing and R&D process. Our success will stem from how we develop our current and new business relationships, differentiate our brand and ultimately define our corporate culture. We will continue to maintain a high standard of quality that will ensure the integrity of our products for our clients, consumers, and shareholders. Our focus will be on manufacturing innovative and environmentally friendly stainless steel piping products that will connect the next generation with the most sustainable and highest quality piping infrastructure.”

ZK International’s Mission Statement and Commitment to Best Practices and Growth Strategies are as follows:

•	Increase its investment into R&D, therefore improving productivity and manufacturing efficiency and capacity.

•	Aim to expand its product offering to markets beyond the current portfolio of Water and Gas to include siphonic roof drainage and water drainage pipelines for subways systems.

•	Expand sales and marketing capabilities including bidding for projects in new and existing markets including China, East Asia, Southeast Asia and Europe.

•	Grow its Patent and Trademark portfolio.

•	Present at established financial conferences and industry related tradeshows in the US and in China.

•	Communicate via social media channels as well as traditional mediums such as television and print.

Mr. Huang concluded, “We at ZK will provide the highest standard and quality of service in piping infrastructure, customized solutions as a full-service solution provider, certified working environments, continuous innovation in technology and most importantly deliver value to our shareholders.”

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2000 projects which include the Beijing National Airport, the “Water Cube” and “Birds Nest”, which were venues for the 2008 Beijing Olympics. Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market but to international markets such as Europe, East Asia and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com.

Additionally, please follow the Company on Twitter, Facebook, and YouTube.

For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements.  Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are described more fully in ZK International’s registration statement on Form F-1 that was filed with the SEC.  Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications
Valter Pinto, Senior Vice President
PH: +1 (212) 896-1242
ZKInternational@KCSA.com